NEWS RELEASE
                                                                NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,                 NEWS RELEASE
Old Greenwich, CT  06870


Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(203) 698-5148                      (203) 698-5553

                            FORTUNE BRANDS ANNOUNCES
                     HEADQUARTERS RELOCATION AND DOWNSIZING;
                           GOODWILL ACCOUNTING CHANGE

Old Greenwich, CT, April 27, 1999 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, announced that its Board of Directors today approved plans to substantially downsize the corporate headquarters, move the headquarters to its lower cost facility in Lincolnshire, Illinois and change the method of accounting for goodwill and intangibles.

Fortune Brands expects to complete the corporate office downsizing and move by the end of 1999, reducing corporate office personnel by about 1/3, with total projected annualized savings in the range of $25-30 million. Currently, about 185 people are employed in the corporate office, including about 150 in Old Greenwich. A voluntary early retirement incentive program was announced today, and the company has indicated that this will be followed by a reduction-in-force.

In connection with the downsizing and move, the company expects to record restructuring and other nonrecurring charges of approximately $60-70 million over the remainder of 1999.

The company also intends to initiate further restructuring actions to reduce the cost structure in its operations. These steps will be initiated over the next 12-18 months, with corresponding charges recorded as actions are initiated. The review of potential projects is still underway, and Fortune Brands currently estimates that the additional restructuring charge could be in the range of $100-150 million, with substantial savings when fully implemented. The company expects to reinvest much of these savings back into its brands.

Fortune Brands has also elected to change the method of accounting for evaluating the recovery of goodwill and other intangibles. The change, from an undiscounted cash flow basis to a discounted cash flow basis, will result in a non-cash charge of approximately $1.2 billion in the second quarter of 1999. The goodwill write-down will have the effect of reducing annual goodwill amortization by approximately 21 cents per share, in 2000. For full year 1999 (9 months remaining), amortization will be reduced by 15 cents, from approximately 60 cents per diluted share, to 45 cents.

"Maintaining leadership in globally competitive markets demands decisive actions," said Chairman and Chief Executive Officer Thomas C. Hays. "The relocation and downsizing of our corporate office extend the aggressive cost initiatives that collectively complement the new product and other marketing initiatives that are driving excellent performance at Fortune Brands. Our massive restructuring over the past several years has fundamentally changed our company, and the headquarters transition will result in a corporate office appropriate to today's globally competitive business environment.

"Enhancing the cost effectiveness of the move," Hays said, "the corporate office will reside in the same building in Lincolnshire that already serves as the headquarters of our home and office businesses, and our spirits and wine business operates from nearby Deerfield, Illinois. Together, these three businesses represent over 80% of our operating company contribution. But even with these compelling benefits, this was a difficult decision that will affect many dedicated associates and the community, and was only reached after extensive consideration."

Regarding the change in the basis for evaluating goodwill, Hays noted that the discounted cash flow basis reflects current trends in accounting and in investment decisions. "We evaluate acquisitions as well as capital projects on a discounted cash flow basis. We'll now also value goodwill on that same basis," he added.

"Moreover, this change will better expose our very strong cash earnings. The change will reduce goodwill amortization next year from approximately 60 cents a share to about 39 cents. Last year, Fortune Brands reported cash earnings (excluding amortization) that were 35% higher than reported diluted earnings per share of $1.67. The change also better exposes the strong underlying returns of our business and better aligns our return on equity (R.O.E.) with our very strong return on net tangible assets."

The $1.2 billion noncash charge associated with the change in accounting consists of $1.1 billion split approximately evenly between golf and spirits, with the remaining balance in the office products segment. Hays noted that "in each of these categories, we have premier brands with leading positions. We achieved record contribution in each of these categories in 1998, and we expect solid long-term growth from each. The charge resulting from the change in accounting method reflects no change in our current or long-term prospects, which are excellent."

Last Friday, the company announced first quarter results, with earnings per diluted share of 32 cents, up 7%, and reaffirmed the outlook for double-digit E.P.S. growth for the full year. Today's announcements further enhance the outlook.

                                     * * * *

Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and spirits and wine.

Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer, Swingline and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbon, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to spirits and wine, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, the timely resolution of the Year 2000 issue, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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